Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER 2024 RESULTS

•	Sales increased 3% to $11.0 billion, compared to a 2% rise in global light vehicle production

•	Diluted earnings per share and Adjusted diluted earnings per share were $0.03 and $1.08, respectively

•	Recorded asset impairments and restructuring totaling $316 million related to Fisker

•	Paid dividends of $134 million

•	Maintaining 2024 Adjusted EBIT Margin Outlook range of 5.4%-6.0%

AURORA, Ontario, May 3, 2024 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2024.

	THREE MONTHS ENDED
	March 31, 2024	March 31, 2023
Reported

Sales	$10,970	$10,673

Income from operations before income taxes	$34	$275

Net income attributable to Magna International Inc.	$9	$209

Diluted earnings per share	$0.03	$0.73

Non-GAAP Financial Measures(1)

Adjusted EBIT	$469	$449

Adjusted diluted earnings per share	$1.08	$1.15

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations. Further information and a reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“Our first quarter results exceeded our expectations for sales and earnings, excluding the impact of impairment charges. As a result of our continued focus on cost containment, customer recoveries and operational excellence, we are maintaining our Adjusted EBIT margin outlook range for 2024 and see continued progress on our planned margin expansion despite uncertainty of electrification volumes and product mix in the industry.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

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THREE MONTHS ENDED MARCH 31, 2024

We posted Sales of $11.0 billion for the first quarter of 2024, an increase of 3% from the first quarter of 2023, which compares to a 2% increase in global light vehicle production, including 2% and 11% higher production in North America and China, respectively, partially offset by 2% lower production in Europe. In addition to higher global production, our Sales benefitted from the launch of new programs and the acquisition of Veoneer Active Safety, while Sales were negatively impacted by lower volumes in our Complete Vehicles segment and the net weakening of foreign currencies against the U.S. dollar.

Adjusted EBIT increased to $469 million in the first quarter of 2024 compared to $449 million in the first quarter of 2023. The increase mainly reflected earnings on higher Sales, including higher margins due to the impact of operational excellence and cost initiatives, productivity and efficiency improvements, including lower costs at certain previously underperforming facilities, higher net transactional foreign exchange gains and lower net warranty costs. These were partially offset by higher employee profit sharing and incentive compensation, higher net production input costs and decreased earnings on lower assembly sales.

We recorded asset impairments and restructuring costs totaling $316 million related to Fisker. These amounts are included in Other Expense, net. The impairments exclude the impact of deferred revenue of approximately $195 million that will be recognized in income as performance obligations are satisfied or upon termination of the agreement for manufacturing of the Fisker Ocean SUV.

Income from operations before income taxes was $34 million for the first quarter of 2024 compared to $275 million in the first quarter of 2023, which includes Other expense, net, and Amortization of acquired intangibles totaling $384 million and $154 million, respectively. Excluding Other expense, net, and amortization of acquired intangibles from both periods, Income from operations before income taxes decreased $11 million in the first quarter of 2024 compared to the first quarter of 2023.

Net income attributable to Magna International Inc. was $9 million for the first quarter of 2024 compared to $209 million in the first quarter of 2023, which includes after tax Other expense, net, and Amortization of acquired intangibles totaling $302 million and $120 million, respectively. Excluding Other expense, net, after tax and Amortization of acquired intangibles from both periods, Net income attributable to Magna International Inc. decreased $18 million in the first quarter of 2024 compared to the first quarter of 2023.

Diluted earnings per share decreased to $0.03 in the first quarter of 2024, compared to $0.73 in the first quarter of 2023, and Adjusted diluted earnings per share decreased to $1.08 compared to $1.15.

In the first quarter of 2024, we generated Cash from operations before changes in operating assets and liabilities of $591 million and used $330 million in Operating assets and liabilities. Investment activities for the first quarter of 2024 included $493 million in Fixed asset additions and a $125 million increase in Investments, other assets and intangible assets.

RETURN OF CAPITAL

During the three months ended March 31, 2024, we paid dividends of $134 million.

Our Board of Directors declared a first quarter dividend of $0.475 per Common Share, payable on May 31, 2024 to shareholders of record as of the close of business on May 17, 2024.

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SEGMENT SUMMARY

	For the three months ended March 31,
	Sales			Adjusted EBIT
($Millions)	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$4,429	$4,439	$(10)	$298	$272	$26
Power & Vision	3,842	3,323	519	98	92	6
Seating Systems	1,455	1,486	(31)	52	37	15
Complete Vehicles	1,383	1,626	(243)	27	52	(25)
Corporate and Other	(139)	(201)	62	(6)	(4)	(2)
Total Reportable Segments	$10,970	$10,673	$297	$469	$449	$20

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2024	2023	Change
Body Exteriors & Structures	6.7%	6.1%	0.6%
Power & Vision	2.6%	2.8%	(0.2)%
Seating Systems	3.6%	2.5%	1.1%
Complete Vehicles	2.0%	3.2%	(1.2)%
Consolidated Average	4.3%	4.2%	0.1%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

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2024 OUTLOOK

We disclose a full-year Outlook annually in February with quarterly updates. The following Outlook is an update to our previous Outlook in February 2024.

Updated 2024 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	15.7	15.7
Europe	17.4	17.4
China	29.0	28.3

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $0.725	U.S. $0.740
1 euro equals	U.S. $1.065	U.S. $1.080

Updated 2024 Outlook

	Current(2)	Previous
Segment Sales
Body Exteriors & Structures	$17.3 - $17.9 billion	$17.4 - $18.0 billion
Power & Vision	$15.4 - $15.8 billion	$15.8 - $16.2 billion
Seating Systems	$5.4 - $5.7 billion	$5.5 - $5.8 billion
Complete Vehicles	$5.0 - $5.3 billion	$5.6 - $5.9 billion
Total Sales	$42.6 - $44.2 billion	$43.8 - $45.4 billion

Adjusted EBIT Margin(3)	5.4% - 6.0%	5.4% - 6.0%

Equity Income (included in EBIT)	$120 - $150 million	$120 - $150 million

Interest Expense, net	Approximately $230 million	Approximately $230 million

Income Tax Rate(4)	Approximately 22%	Approximately 21%

Adjusted Net Income attributable to Magna(5)	$1.5 - $1.7 billion	$1.6 - $1.8 billion

Capital Spending	$2.4 - $2.5 billion	Approximately $2.5 billion

Notes:

(2)	Our current Outlook assumes no further production of the Fisker Ocean
(3)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales. Refer to the reconciliation of Non-GAAP financial measures in the back of this press release for further information
(4)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(5)	Adjusted Net Income attributable to Magna represents Net Income excluding Other expense, net and Amortization of acquired intangible assets, net of tax

Our Outlook is intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2024 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

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Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: labour disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to consumer acceptance of EVs; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

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NON-GAAP FINANCIAL MEASURES RECONCILIATION

Effective July 1, 2023, we revised our calculations of Adjusted EBIT and Adjusted diluted earnings per share to exclude the amortization of acquired intangible assets. Revenue generated from acquired intangible assets is included within revenue in determining net income attributable to Magna. We believe that excluding the amortization of acquired intangible assets from these Non-GAAP measures helps management and investors in understanding our underlying performance and improves comparability between our segmented results of operations and our peers.

The historical presentation of these Non-GAAP measures within this press release has also been updated to reflect the revised calculations.

The reconciliation of Non-GAAP financial measures is as follows:

Adjusted EBIT

	For the three months ended March 31,
	2024	2023
Net Income	$26	$217
Add:
Amortization of acquired intangible assets	28	12
Interest expense, net	51	20
Other expense, net	356	142
Income taxes	8	58
Adjusted EBIT	$469	$449

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

	For the three months ended March 31,
	2024	2023
Sales	$10,970	$10,673
Adjusted EBIT	$469	$449
Adjusted EBIT as a percentage of sales	4.3%	4.2%

Adjusted diluted earnings per share

	For the three months ended March 31,
	2024	2023
Net income attributable to Magna International Inc.	$9	$209
Add (deduct):
Amortization of acquired intangible assets	28	12
Other expense, net	356	142
Tax effect on Amortization of acquired intangible assets and Other (income) expense, net	(82)	(34)
Adjusted net income attributable to Magna International Inc.	$311	$329
Diluted weighted average number of Common Shares outstanding during the period (millions):	287.1	286.6
Adjusted diluted earnings per share	$1.08	$1.15

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

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This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call webcast for interested analysts and shareholders to discuss our first quarter ended March 31, 2024 results on Friday, May 3, 2024 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. Please register for the webcast here or through our website www.magna.com. If unable to join the webcast, North American callers can dial 1-800-715-9871 and International callers can dial 1-646-307-1963, conference ID 9829976. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

TELECONFERENCE CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS(6)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 179,000(7) employees across 343 manufacturing operations and 105 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

(6) Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

(7) Number of employees includes over 168,000 employees at our wholly owned or controlled entities and over 11,000 employees at certain operations accounted for under the equity method.

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FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “assume”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “potential”, “cyclicality”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•   Light vehicle sales levels

•   Production disruptions, including as a result of labour strikes

•   Supply disruptions

•   Production allocation decisions by OEMs

•   Free trade arrangements and tariffs

•   Relative currency values

•   Commodities prices

•   Availability and relative cost of skilled labour

Total Sales Segment Sales

•   Same risks as for Light Vehicle Production above

•  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production

•  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production

•   Alignment with “Car of the Future”

•   Evolving business risk profile

•   Customer concentration

•   Shifts in market shares among vehicles or vehicle segments

•   Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna

•   Same risks as for Total Sales and Segment Sales above

•   Successful execution of critical program launches

•   Operational underperformance

•   Product warranty/recall risks

•   Production inefficiencies in our operations

•   Higher costs incurred to mitigate the risk of supply disruptions

•   Restructuring costs

•   Impairments

•   Inflationary pressures

•   Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs

•   Price concessions

•   Risks of conducting business with newer EV-focused OEMs

•   Commodity cost volatility

•   Scrap steel price volatility

•   Higher labour costs

•   Tax risks

Equity Income	• Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna • Risks related to conducting business through joint ventures • Risks of doing business in foreign markets

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•   inflationary pressures;

•   interest rates;

•   geopolitical risks;

Risks Related to the Automotive Industry

•   economic cyclicality;

•   regional production volume declines;

•   deteriorating vehicle affordability;

•   misalignment between EV production and sales;

•   intense competition;

Strategic Risks

•   alignment with “Car of the Future”;

•   evolving business risk profile;

•   technology and innovation;

•   investments in mobility and technology companies;

Customer-Related Risks

•   customer concentration;

•   growth with Asian OEMs;

•   growth of EV-focused OEMs;

•   risks of conducting business with newer EV-focused OEMs;

•   Fisker’s ability to continue as a going concern;

•   dependence on outsourcing;

•   customer cooperation and consolidation;

•   EV program deferrals;

•   market shifts;

•   consumer take rate shifts;

•   quarterly sales fluctuations;

•   customer purchase orders;

•   potential OEM production-related disruptions;

Pricing Risks

•   quote/pricing assumptions;

•   customer pricing pressure/contractual arrangements;

•   commodity cost volatility;

•   scrap steel/aluminum price volatility;

Warranty/Recall Risks

•   repair/replace costs;

•   warranty provisions;

•   product liability;

Climate Change Risks

•   transition risks and physical risks;

•   strategic and other risks;

IT Security/Cybersecurity Risks

•   IT/cybersecurity breach;

•   product cybersecurity;

Acquisition Risks

•   acquisition of strategic targets;

•   inherent merger and acquisition risks;

•   acquisition integration and synergies;

Other Business Risks

•   joint ventures;

•   intellectual property;

•   risks of doing business in foreign markets;

•   relative foreign exchange rates;

•   currency devaluation in Argentina;

•   pension risks;

•   tax risks;

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Supply Chain Risks

•   semiconductor chip supply disruptions and price increases;

•   supply chain disruptions;

•   regional energy supply and pricing;

•   supply base condition;

Manufacturing/Operational Risks

•   product launch;

•   operational underperformance;

•   restructuring costs;

•   impairments;

•   labour disruptions;

•   skilled labour attraction/retention;

•   leadership expertise and succession;

•   returns on capital investments;

•   financial flexibility;

•   credit ratings changes;

•   stock price fluctuation;

•   dividends;

Legal, Regulatory and Other Risks

•   antitrust proceedings;

•   legal and regulatory proceedings;

•   changes in laws;

•   trade agreements;

•   trade disputes/tariffs; and

•   environmental compliance.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and

•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca.

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